UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1 )*

Frisco Bay Industries Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

358751105

(CUSIP Number)

Barry E. Katsof
Chief Executive Officer
Frisco Bay Industries Ltd.
160 Graveline
Montréal, Quebec, H4T 1R7
Canada
(514) 738-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a Copy to:

Howard Levine, Esq.
Lapointe Rosenstein
Suite 1400, 1250 René-Lévesque Blvd. West
Montreal, Quebec  H3B 5E9
Canada
(514) 925-6300

March 9, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* Explanatory Note:  Certain of the filing persons previously reported their holdings of the Issuer’s securities on Schedule 13G pursuant to Rule 13d-1(d).

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358751105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 92324 Canada Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 2798107 Canada Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry E. Katsof

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 126909 Canada Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald G. Waxman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ernie Harty

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brahm M. Gelfand

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert Gagnon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dominique Mimeault

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on February 23, 2004 related to a tender offer by 6181708 Canada Inc., a corporation incorporated under the Canadian Business Corporations Act (the “Purchaser”) and an indirect wholly owned subsidiary of The Stanley Works, a Connecticut corporation (the “Parent”), as disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by the Purchaser and the Parent with the Securities and Exchange Commission on January 30, 2004, as amended on February 6, 2004, February 18, 2004, February 23, 2004 and March 9, 2004, and the accompanying Solicitation/Recommendation Statement on Schedule 14D-9 filed by Frisco Bay Industries Ltd., a corporation incorporated under the Canadian Business Corporations Act (the “Company”), with the Securities and Exchange Commission on January 30, 2004, as amended on February 23, 2004.

This Amendment No. 1 also relates to the Support Agreement, dated as of January 19, 2004 (the “Support Agreement”), by and among the Company, the Parent and the Purchaser.  Pursuant to the Support Agreement, the Purchaser offered to purchase all of the outstanding Common Shares (as hereinafter defined) at a price of $15.25 per share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Purchaser’s Offers to Purchase and Circular, each dated January 30, 2004, in the related Letter of Acceptance and Transmittal and in the related Notice of Guaranteed Delivery (which, together with any amendments or supplements thereto, collectively constituted the “Offers”).  Simultaneously with the offer to purchase Common Shares, the Purchaser also offered to purchase all of the outstanding Class A Common Stock, no par value per share (the “Class A Shares” and, together with the Common Shares, the “Shares”), at a price of $15.25 per share, net to the seller in cash, without interest, upon the terms and conditions set forth in the Offers.

This Amendment No. 1 also relates to the agreement, dated January 19, 2004 (the ‘‘Lock-Up Agreement’’) by and among the Parent, the Purchaser and each of 92324 Canada Ltd., 2798107 Canada Inc., Barry E. Katsof, 126909 Canada Inc., Ronald G. Waxman and Ernie Harty (the ‘‘Class A Holders’’) and each of Brahm Gelfand, Robert Gagnon and Dominique Mimeault (the ‘‘Selling Directors and Officers,’’ and together with the Class A Holders, the ‘‘Locked-Up Holders’’) pursuant to which the Class A Holders and Selling Directors and Officers agreed to support the Offers and to deposit or cause to be deposited under the Offers a total of 799,567 Class A Shares owned or controlled by them and 90,500 Common Shares owned or controlled by them, 88,500 of which were issuable upon the exercise of Options previously held by them.  The Class A Shares were convertible into Common Shares on a share-for-share basis.

Pursuant to the Lock-Up Agreement, the Locked-Up Holders deposited or caused to be deposited under the Offers all of the Class A Shares and Common Shares owned or controlled by them, including those shares issuable upon the exercise of Options previously held by them, prior to the expiration of the Offers.

The Offers expired at 12:01 a.m., Montreal time, on March 9, 2004 and were not extended.  Immediately prior to such time, the Purchaser accepted for payment all Shares validly deposited during the initial offering period.  Based on information provided by the Depositary, 2,088,929 Common Shares (including 35,199 Common Shares deposited pursuant to notices of guaranteed delivery) and 799,567 Class A Shares were deposited in the Offers during the initial offering period, representing approximately 94.7% of the outstanding Common Shares (calculated on a fully diluted basis but excluding the Common Shares resulting from the conversion of the Class A Shares deposited pursuant to the Offers) and 100% of the outstanding Class A Shares.

Because the Purchaser has acquired in the Offers at least 90% of the Common Shares (calculated on a fully diluted basis but excluding the Common Shares resulting from the conversion of the Class A Shares deposited pursuant to the Offers), the Purchaser intends to acquire the remaining Common Shares in a compulsory acquisition pursuant to the provisions of Section 206 of the Canadian Business Corporations Act.  In the compulsory acquisition, holders of Common Shares will receive, subject to applicable withholding taxes, U.S.$15.25 per share in cash, without interest thereon, unless such holder validly exercises appraisal rights under applicable law, in which case the consideration to such holder will be determined in the manner described under Section 14 of the Circular entitled "Acquisition of Shares Not Deposited—Compulsory Acquisition" and may be greater or less than the per share offer price.

Item 5.	Interest in Securities of the Issuer
(a)-(b)	The Reporting Persons may be deemed to be the beneficial owners of no Common Shares.
(c)	Each of the Reporting Persons has deposited the Shares owned by them into the Offers, which Shares have been taken up and paid for by the Purchaser.
(d)	Not applicable.
(e)	Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Shares on March 9, 2004.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2004

92324 CANADA LTD.

	By:	/s/ Barry E. Katsof
		Name:	Barry E. Katsof
		Title:	President

2798107 CANADA INC.

	By:	/s/ Barry E. Katsof
		Name:	Barry E. Katsof
		Title:	President

/s/ Barry E. Katsof
Barry E. Katsof

126909 CANADA INC.

	By:	/s/ Ronald G. Waxman
		Name:	Ronald G. Waxman
		Title:	President

/s/ Ronald G. Waxman
Ronald G. Waxman

/s/ Ernie Harty
Ernie Harty

/s/ Brahm Gelfand
Brahm Gelfand

/s/ Robert Gagnon
Robert Gagnon

/s/ Dominique Mimeault
Dominique Mimeault